Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Reports Second Quarter 2025 Results

●	Second quarter revenues of $49.8 million, in line with previous guidance

●	Second quarter GAAP net loss of $7.5 million; non-GAAP net income of $1.2 million

●	Continued to generate cash from operations

●	Reported annual recurring revenue from AIC contracts of $18.9 million, reflecting continued adoption of this new model, particularly from screen-printing customers.

Rosh-Ha`Ayin, Israel – August 6, 2025 – Kornit Digital Ltd. (“Kornit” or the “Company”) (Nasdaq: KRNT), a global leader in sustainable, on-demand, digital fashion and textile production technologies, today reported results for the second quarter ended June 30, 2025.

“We delivered second quarter results within our guidance range in a challenging market environment, reflecting ongoing progress in transforming our business toward recurring revenue and long-term growth. While consumables revenue came in softer due to inventory adjustments among certain customers, system sales and AIC adoption maintained momentum. We saw particularly positive traction from screen-printing customers embracing digital for the first time, for a variety of run lengths, as well as capacity expansions from customized design customers,” said Ronen Samuel, Kornit’s Chief Executive Officer.

Mr. Samuel continued, “Despite a more modest outlook for the second half, we remain focused on the execution of our strategy. Our priorities are clear: scaling adoption of the Apollo and AIC, growing the number of screen-printing customers we serve, and maintaining both adjusted EBITDA profitability and operating cash flow generation. With disciplined execution and continued focus, we remain confident these efforts will lay the foundation for a more resilient, scalable, and profitable business.”

Second Quarter 2025 Results of Operations

●	Total revenue for the second quarter of 2025 was $49.8 million compared with $48.6 million in the prior year period.

●	GAAP gross profit margin for the second quarter of 2025 was 41.7% compared with 45.8% in the prior year period. On a non-GAAP basis, gross profit margin was 46.3% compared with 48.6% in the prior year period.

●	GAAP operating expenses for the second quarter of 2025 were $31.6 million compared with $33.0 million in the prior year period. On a non-GAAP basis, operating expenses decreased by 4.4% to $26.7 million compared with the prior year period.

●	GAAP net loss for the second quarter of 2025 was $7.5 million, or ($0.17) per basic share, compared with net loss of $4.9 million, or ($0.10) per basic share, for the second quarter of 2024.

●	Non-GAAP net income for the second quarter of 2025 was $1.2 million, or $0.03 per share, compared with non-GAAP net income of $1.1 million, or $0.02 per share, for the second quarter of 2024.

●	Adjusted EBITDA loss for the second quarter of 2025 was $1.2 million compared with adjusted EBITDA loss of $1.6 million for the second quarter of 2024. Adjusted EBITDA margin for the second quarter of 2025 was negative 2.3% compared with negative 3.4% for the second quarter of 2024.

Third Quarter 2025 Guidance

For the Third quarter of 2025, the Company expects revenues to be in the range of $49 million to $55 million and adjusted EBITDA margin between negative 3% and 3%.

Second Quarter Earnings Conference Call Information

The Company will host a conference call today at 8:30 a.m. ET, or 3:30 p.m. Israel time, to discuss the results, followed by a question-and-answer session with the investor community.

A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-579-2543 or 1-785-424-1789. The Israel Toll free number is 180-925-6145. The conference ID required to join the call is KORNIT.

To listen to a replay of the conference call, dial toll-free 1-844-512-2921 or 1-412-317-6671 and enter access ID 11159631. The telephonic replay will be available approximately three hours after the completion of the live call until 11:59 pm ET on August 20, 2025. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion, and textile production technologies. The company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events, or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the duration and severity of adverse macro-economic headwinds that were caused by inflationary pressures and higher interest rates, which have impacted, and may continue to impact, in an adverse manner, the Company’s operations, financial position and cash flows, in part due to the adverse impact on the Company’s customers and suppliers; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to consummate sales to large accounts with multi-system delivery plans; the degree of the Company’s ability to fill orders for its systems and consumables; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the extent of the Company’s ability to leverage its global infrastructure build-out; the development of the market for digital textile printing; the availability of alternative ink; competition; sales concentration; changes to the Company’s relationships with suppliers; the extent of the Company’s success in marketing; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

The Company presents certain non-GAAP financial measures, in this press release and in the accompanying conference call to discuss the Company’s quarterly results. These non-GAAP financial measures reflect adjustments to corresponding GAAP financial measures in order to exclude the impact of the following: share-based compensation expenses; amortization of intangible assets; restructuring expenses; foreign exchange differences associated with ASC 842; and non-cash deferred tax income.

The Company defines “Adjusted EBITDA” as non-GAAP operating income (loss), which reflects the adjustments described in the preceding paragraph, as further adjusted to exclude depreciation expense.

The purpose of the foregoing non-GAAP financial measures is to convey the Company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the Company’s core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage, and evaluate the Company’s business and make operating decisions, and the Company believes that they are useful to investors as a consistent and comparable measure of the ongoing performance of the Company’s business. The Company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with the Company’s consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

The reconciliation tables included below present a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP financial measures.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$25,418	$35,003
Short-term bank deposit	306,437	205,934
Marketable securities	99,757	222,937
Trade receivables, net	64,457	65,459
Inventory	50,023	60,342
Other accounts receivable and prepaid expenses	28,586	25,714
Total current assets	574,678	615,389

LONG-TERM ASSETS:
Marketable securities	56,991	48,086
Deposits and other long-term assets	14,089	10,542
Severance pay fund	344	306
Property,plant and equipment, net	67,296	59,222
Operating lease right-of-use assets	18,443	19,054
Intangible assets, net	4,955	5,721
Goodwill	29,164	29,164
Total long-term assets	191,282	172,095

Total assets	765,960	787,484

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	10,032	9,019
Employees and payroll accruals	13,386	13,101
Deferred revenues and advances from customers	1,566	2,339
Operating lease liabilities	3,670	3,311
Other payables and accrued expenses	16,434	16,561
Total current liabilities	45,088	44,331

LONG-TERM LIABILITIES:
Accrued severance pay	472	1,051
Operating lease liabilities	15,525	15,065
Other long-term liabilities	126	138
Total long-term liabilities	16,123	16,254

SHAREHOLDERS' EQUITY	704,749	726,899

Total liabilities and shareholders' equity	$765,960	$787,484

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues
Products	$38,413	$34,366	$72,278	$63,379
Services	11,341	14,255	23,933	29,018
Total revenues	49,754	48,621	96,211	92,397

Cost of revenues
Products	17,967	13,271	33,580	28,962
Services	11,043	13,066	22,087	27,012
Total cost of revenues	29,010	26,337	55,667	55,974

Gross profit	20,744	22,284	40,544	36,423

Operating expenses:
Research and development, net	9,143	10,472	18,421	21,824
Sales and marketing	14,993	14,976	29,942	28,772
General and administrative	7,474	7,532	15,118	14,809
Total operating expenses	31,610	32,980	63,481	65,405

Operating loss	(10,866)	(10,696)	(22,937)	(28,982)

Financial income, net	3,465	6,435	10,848	11,781
Loss before taxes on income	(7,401)	(4,261)	(12,089)	(17,201)

Taxes on income	117	648	488	907
Net loss	$(7,518)	$(4,909)	$(12,577)	$(18,108)

Basic loss per share	$(0.17)	$(0.10)	$(0.28)	$(0.38)

Weighted average number of shares used in computing basic net loss per share	45,164,493	47,535,212	45,482,748	47,573,334

Diluted loss per share	$(0.17)	$(0.10)	$(0.28)	$(0.38)

Weighted average number of shares used in computing diluted net loss per share	45,164,493	47,535,212	45,482,748	47,573,334

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

Revenues	$49,754	$48,621	$96,211	$92,397

GAAP cost of revenues	$29,010	$26,337	$55,667	$55,974
Cost of product recorded for share-based compensation (1)	(542)	(490)	(1,061)	(992)
Cost of service recorded for share-based compensation (1)	(404)	(453)	(799)	(872)
Intangible assets amortization on cost of product (2)	(150)	(264)	(298)	(529)
Intangible assets amortization on cost of service (2)	(160)	(160)	(320)	(320)
Restructuring expenses (3)	(1,026)	-	(1,026)	(914)
Non-GAAP cost of revenues	$26,728	$24,970	$52,163	$52,347

GAAP gross profit	$20,744	$22,284	$40,544	$36,423
Gross profit adjustments	2,282	1,367	3,504	3,627
Non-GAAP gross profit	$23,026	$23,651	$44,048	$40,050

GAAP operating expenses	$31,610	$32,980	$63,481	$65,405
Share-based compensation (1)	(4,810)	(4,926)	(9,216)	(9,453)
Intangible assets amortization (2)	(74)	(87)	(148)	(175)
Restructuring expenses (3)	-	-	-	(757)
Non-GAAP operating expenses	$26,726	$27,967	$54,117	$55,020

GAAP Financial income, net	$3,465	$6,435	$10,848	$11,781
Foreign exchange losses associated with ASC 842	1,578	(269)	1,535	116
Non-GAAP Financial income , net	$5,043	$6,166	$12,383	$11,897

GAAP Taxes on income	$117	$648	$488	$907
Non-cash deferred tax income	-	86	-	$173
Non-GAAP Taxes on income	$117	$734	$488	$1,080

GAAP Net loss	$(7,518)	$(4,909)	$(12,577)	$(18,108)
Share-based compensation (1)	5,756	5,869	11,076	11,317
Intangible assets amortization (2)	384	511	766	1,024
Restructuring expenses (3)	1,026	-	1,026	1,671
Foreign exchange losses associated with ASC 842	1,578	(269)	1,535	116
Non-cash deferred tax income	-	(86)	-	(173)
Non-GAAP net income (loss)	$1,226	$1,116	$1,826	$(4,153)

GAAP diluted loss per share	$(0.17)	$(0.10)	$(0.28)	$(0.38)

Non-GAAP diluted income (loss) per share	$0.03	$0.02	$0.04	$(0.09)

Weighted average number of shares

Shares used in computing GAAP diluted net loss per share	45,164,493	47,535,212	45,482,748	47,573,334

Shares used in computing Non-GAAP diluted net income (loss) per share	45,508,379	49,898,775	45,931,988	47,573,334

(1) Share-based compensation
Cost of product revenues	$542	$490	$1,061	$992
Cost of service revenues	404	453	799	872
Research and development	1,213	1,376	2,415	2,671
Sales and marketing	1,831	1,784	3,368	3,366
General and administrative	1,766	1,766	3,433	3,416
	$5,756	$5,869	$11,076	$11,317
(2) Intangible assets amortization
Cost of product revenues	$150	$264	$298	$529
Cost of service revenues	160	160	320	320
Sales and marketing	74	87	148	175
	$384	$511	$766	$1,024

(3) Restructuring expenses
Cost of product revenues	$1,026	$-	$1,026	$865
Cost of service revenues	-	-	-	49
Research and development	-	-	-	235
Sales and marketing	-	-	-	190
General and administrative	-	-	-	332
	$1,026	$-	$1,026	$1,671

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net loss	$(7,518)	$(4,909)	$(12,577)	$(18,108)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,930	3,191	5,776	6,515
Fair value of warrants deducted from revenues	-	(313)	-	3,273
Share-based compensation	5,756	5,869	11,076	11,317
Amortization of premium and accretion of discount on marketable securities, net	(246)	16	(550)	9
Realized loss on sale and redemption of marketable securities	-	-	(22)	-
Loss from disposal of property and Equipments	134	-	134	-
Change in operating assets and liabilities:
Trade receivables, net	(3,046)	1,266	1,002	14,171
Other accounts receivables and prepaid expenses	(1,507)	970	(2,872)	1,484
Inventory	5,280	(3,868)	7,600	(3,964)
Operating leases right-of-use assets and liabilities, net	1,590	(488)	1,430	(575)
Deposits and other long term assets	(3,234)	(511)	(3,547)	(1,219)
Trade payables	5,403	1,832	93	(1,933)
Employees and payroll accruals	(438)	1,674	1,654	522
Deferred revenues and advances from customers	(227)	(364)	(773)	(672)
Other payables and accrued expenses	(531)	123	1,699	(2,190)
Accrued severance pay, net	(588)	(30)	(617)	(62)
Other long - term liabilities	(28)	26	(12)	(60)
Net cash provided by operating activities	3,730	4,484	9,494	8,508

Cash flows from investing activities:

Purchase of property, plant and equipment	(5,808)	(1,439)	(9,579)	(2,723)
Proceeds from (investment in) short-term bank deposits, net	(79,503)	16,601	(100,503)	(7,796)
Proceeds from sales and redemption of marketable securities	3,260	-	6,060	3,494
Proceeds from maturities of marketable securities	77,802	24,581	143,122	35,879
Investment in marketable securities	(6,763)	(26,602)	(32,578)	(44,619)
Net cash provided by (used in) investing activities	(11,012)	13,141	6,522	(15,765)

Cash flows from financing activities:

Exercise of employee stock options	239	7	768	7
Payments related to shares withheld for taxes	(392)	(184)	(1,369)	(778)
Repurchase of ordinary shares	(23,176)	(1,427)	(25,000)	(9,055)
Net cash used in financing activities	(23,329)	(1,604)	(25,601)	(9,826)

Increase (decrease) in cash and cash equivalents	(30,611)	16,021	(9,585)	(17,083)
Cash and cash equivalents at the beginning of the period	56,029	6,501	35,003	39,605
Cash and cash equivalents at the end of the period	$25,418	$22,522	$25,418	$22,522

Non-cash investing and financing activities:

Purchase of property and equipment on credit	1,167	105	1,167	105
Inventory transferred to be used as property and equipment	2,548	455	2,953	1,401
Property, plant and equipment transferred to be used as inventory	234	166	234	320
Lease liabilities arising from obtaining right-of-use assets	561	338	1,083	(1,408)

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO ADJUSTED EBITDA

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
	(Unaudited)		(Unaudited)

GAAP Revenues	$49,754	$48,621	$96,211	$92,397

GAAP Net loss	(7,518)	(4,909)	(12,577)	(18,108)
Taxes on income	117	648	488	907
Financial income	(3,465)	(6,435)	(10,848)	(11,781)
Share-based compensation	5,756	5,869	11,076	11,317
Intangible assets amortization	384	511	766	1,024
Restructuring expenses	1,026	-	1,026	1,671
Non-GAAP Operating loss	(3,700)	(4,316)	(10,069)	(14,970)
Depreciation	2,546	2,680	5,010	5,491
Adjusted EBITDA	$(1,154)	$(1,636)	$(5,059)	$(9,479)